Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

March 29, 2016

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on March 11, 2016, regarding Post-Effective Amendment No. 157 to the Registration Statement on Form N-1A for the Direxion Daily Frontier 100 Bear 1X Shares, Direxion Daily Consumer Staples Bear 1X Shares, Direxion Daily Consumer Discretionary Bear 1X Shares, Direxion Daily Energy Bear 1X Shares, Direxion Daily Financial Bear 1X Shares, Direxion Daily Industrials Bear 1X Shares, Direxion Daily Materials Bear 1X Shares, Direxion Daily Technology Bear 1X Shares, Direxion Daily Utilities Bear 1X Shares (each a “Fund” and collectively, the “Funds”), series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on January 14, 2016. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All Funds

1.	Please file the Operating Expense Limitation Agreement for the Funds or confirm that the Funds are included on the Operating Expense Limitation Agreement already filed with the SEC.

The Trust confirms supplementally that the Operating Expense Limitation Agreement that includes the Funds was filed with the SEC on February 26, 2016 with Post-Effective Amendment No. 158 (Acc. No: 0001193125-16-482302), and will be incorporated by reference into the Funds’ registration statement.

Prospectuses (Direxion Daily Frontier Bear 1X Shares)

2.

In the Fund’s “Principal Investment Strategy” section, please consider making the investment strategy more specific by including only those financial instruments in which each Fund will actually invest to gain exposure to the Frontier Select Sector Index (the “Index”). The Staff notes that investments in any other financial instruments a Fund may potentially use may be disclosed in Item 9 of Form N-1A.

Securities and Exchange Commission

March 29, 2016

The Trust believes that its current disclosure includes the financial instruments that each Fund will utilize and no changes are required at this time. The Trust acknowledges the Staff’s comment, however, and will consider making changes to this section of disclosure after the Funds become operational and as part of the Trust’s required annual registration statement update due in February 2017.

3.

In the Fund’s “Principal Investment Strategy” section, please consider listing the countries of issuers in the MSCI Frontier Markets 100 Index (the “Index”). Alternatively, please consider indicating where a list of those countries may be found.

The Trust responds by including a list of countries with issuers in the Index.

4.	Please address supplementally whether there are any issues for effective arbitrage activities considering that some of the Fund’s underlying securities are thinly-traded.

The Trust responds by noting that Blackrock, Inc. (formerly Barclays Global Investors) has operated the iShares MSCI Frontier 100 ETF (“iShares ETF”), which seeks to track the MSCI Frontier Markets 100 Index (“MSCI Index”), since September 12, 2012. The same MSCI Index serves as the benchmark index for the Direxion Daily Frontier Bear 1X Shares (“Direxion ETF”). As a result, effective arbitrage can be conducted in the shares of the Direxion ETF using the iShares ETF as a hedge. Accordingly, the Trust does not believe that lower worldwide trading volumes of certain securities in the MSCI Index will materially impact arbitrage activities in the Direxion ETF’s shares.

5.	Please consider adding disclosure to the “Principal Investment Risks” section regarding the limited number of financial institutions available to act as Authorized Participants.

The Trust responds by adding “Authorized Participants Concentration Risk”.

6.

Please consider adding “Frontier Markets Risk” to the “Principal Investment Risks” section as a primary risk of the Fund. If such risks are addressed in the “Emerging Markets Risk” disclosure, please consider changing the name of the risk to “Frontier Markets Risk.”

The Trust responds by including a Frontier Markets Risk in the Principal Investment Strategy section.

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Securities and Exchange Commission

March 29, 2016

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9100.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name: Eric W. Falkeis

Title: Principal Executive Officer

cc:	Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC